Condensed Consolidated Statements of (Loss) Earnings
(in millions of Canadian dollars except where noted)

	3 months ended June 30		6 months ended June 30
Unaudited	2025	2024	2025	2024
Revenues (Note 3)	433	582	1,191	1,529
Fuel and purchased power (Note 4)	173	154	450	477
Carbon compliance (recovery) costs (Note 4)	(74)	(8)	(25)	32
Gross margin	334	436	766	1,020
Operations, maintenance and administration (Note 4)	173	144	346	278
Depreciation and amortization	150	131	296	255
Asset impairment charges (Note 5)	13	5	28	6
Taxes, other than income taxes	12	9	24	17
Net other operating income	(12)	(12)	(26)	(24)
Operating (loss) income	(2)	159	98	488
Equity income	1	3	3	4
Fair value change in contingent consideration payable (Note 5)	—	—	34	—
Finance lease income	5	4	11	6
Interest income	6	8	11	15
Interest expense (Note 6)	(88)	(80)	(181)	(149)
Foreign exchange loss	(17)	(1)	(21)	(6)
(Loss) gain on sale of assets and other	—	1	(1)	3
(Loss) Earnings before income taxes	(95)	94	(46)	361
Income tax expense (Note 7)	11	28	18	57
Net (loss) earnings	(106)	66	(64)	304
Net (loss) earnings attributable to:
Common shareholders	(99)	69	(53)	291
Non-controlling interests (Note 8)	(7)	(3)	(11)	13
	(106)	66	(64)	304

Net (loss) earnings attributable to TransAlta shareholders	(99)	69	(53)	291
Preferred share dividends (Note 17)	13	13	13	13
Net (loss) earnings attributable to common shareholders	(112)	56	(66)	278
Weighted average number of common shares outstanding in the period (millions)	297	303	297	306
Net (loss) earnings per share attributable to common shareholders, basic and diluted (Note 16)	(0.38)	0.18	(0.22)	0.91
See accompanying notes.

TransAlta Corporation	F1

Condensed Consolidated Statements of Comprehensive (Loss) Income
(in millions of Canadian dollars)

	3 months ended June 30		6 months ended June 30
Unaudited	2025	2024	2025	2024
Net (loss) earnings	(106)	66	(64)	304
Other comprehensive income
Net actuarial gains on defined benefit plans, net of tax(1)	2	4	2	11
Total items that will not be reclassified subsequently to net earnings	2	4	2	11
(Losses) gains on translating net assets of foreign operations, net of tax	(17)	8	(18)	14
Gains (losses) on financial instruments designated as hedges of foreign operations, net of tax(2)	13	(3)	14	(13)
(Losses) gains on derivatives designated as cash flow hedges, net of tax(3)	(27)	20	(28)	66
Reclassification of (gains) losses on derivatives designated as cash flow hedges to net earnings, net of tax(4)	(19)	(28)	(28)	10
Total items that will be reclassified subsequently to net earnings	(50)	(3)	(60)	77
Other comprehensive (loss) income	(48)	1	(58)	88
Total comprehensive (loss) income	(154)	67	(122)	392

Total comprehensive (loss) income attributable to:
TransAlta shareholders	(147)	70	(111)	379
Non-controlling interests (Note 8)	(7)	(3)	(11)	13
	(154)	67	(122)	392
(1)Net of income tax expense of $1 million and $1 million for the three and six months ended June 30, 2025 (June 30, 2024 — $1 million and $3 million expense).
(2)Net of income tax expense of $2 million and $2 million for the three and six months ended June 30, 2025 (June 30, 2024 — $1 million and $2 million recovery).
(3)Net of income tax recovery of $3 million and $5 million for the three and six months ended June 30, 2025 (June 30, 2024 — $4 million and $16 million expense).
(4)Net of reclassification of income tax recovery of $8 million and $10 million for the three and six months ended June 30, 2025 (June 30, 2024 — $7 million recovery and $3 million expense).

See accompanying notes.

F2	TransAlta Corporation

Condensed Consolidated Statements of Financial Position
(in millions of Canadian dollars)

Unaudited	June 30, 2025	Dec. 31, 2024

Current assets
Cash and cash equivalents	222	337
Restricted cash (Note 15)	52	69
Trade and other receivables (Note 9)	765	767
Prepaid expenses and other	84	68
Risk management assets (Note 11 and 12)	108	318
Inventory	135	134
Assets held for sale	77	80
	1,443	1,773
Non-current assets
Investments	141	159
Long-term portion of finance lease receivables	289	305
Risk management assets (Note 11 and 12)	36	93
Property, plant and equipment (Note 13)	5,798	6,020
Right-of-use assets	115	120
Intangible assets	265	281
Goodwill	516	517
Deferred income tax assets	68	52
Long-term financial assets (Note 10)	100	—
Other assets	168	179
Total assets	8,939	9,499

Current liabilities
Bank overdraft	—	1
Accounts payable, accrued liabilities and other current liabilities (Note 9)	573	756
Current portion of decommissioning and other provisions (Note 14)	101	83
Risk management liabilities (Note 11 and 12)	168	277
Dividends payable (Note 16 and 17)	19	49
Exchangeable securities	750	750
Contingent consideration payable	49	81
Current portion of credit facilities, long-term debt and lease liabilities (Note 15)	168	572
	1,828	2,569
Non-current liabilities
Credit facilities, long-term debt and lease liabilities (Note 15)	3,593	3,236
Decommissioning and other provisions (Note 14)	864	850
Deferred income tax liabilities	437	470
Risk management liabilities (Note 11 and 12)	349	305
Contract liabilities	25	24
Defined benefit obligation and other long-term liabilities	180	202
Equity
Common shares (Note 16)	3,166	3,179
Preferred shares (Note 17)	942	942
Contributed surplus	35	42
Deficit	(2,547)	(2,458)
Accumulated other comprehensive (loss) income	(17)	41
Equity attributable to shareholders	1,579	1,746
Non-controlling interests (Note 8)	84	97
Total equity	1,663	1,843
Total liabilities and equity	8,939	9,499
Commitments and contingencies (Note 18)
Subsequent events (Note 21)

See accompanying notes.

TransAlta Corporation	F3

Condensed Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

Unaudited 6 months ended June 30, 2025	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2024	3,179	942	42	(2,458)	41	1,746	97	1,843
Net loss	—	—	—	(53)	—	(53)	(11)	(64)
Other comprehensive loss:
Net gains on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	(4)	(4)	—	(4)
Net losses on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(56)	(56)	—	(56)
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	2	2	—	2
Total comprehensive loss	—	—	—	(53)	(58)	(111)	(11)	(122)
Common share dividends (Note 16)	—	—	—	(19)	—	(19)	—	(19)
Preferred share dividends (Note 17)	—	—	—	(13)	—	(13)	—	(13)
Shares purchased under normal course issuer bid (NCIB) (Note 16)	(20)	—	—	(4)	—	(24)	—	(24)
Share-based payment plans and stock options exercised	7	—	(7)	—	—	—	—	—
Distributions declared to non-controlling interests (Note 8)	—	—	—	—	—	—	(2)	(2)
Balance, June 30, 2025	3,166	942	35	(2,547)	(17)	1,579	84	1,663

6 months ended June 30, 2024	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2023	3,285	942	41	(2,567)	(164)	1,537	127	1,664
Net earnings	—	—	—	291	—	291	13	304
Other comprehensive income:
Net losses on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	1	1	—	1
Net gains on derivatives designated as cash flow hedges, net of tax	—	—	—	—	76	76	—	76
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	11	11	—	11
Total comprehensive income	—	—	—	291	88	379	13	392
Common share dividends (Note 16)	—	—	—	(18)	—	(18)	—	(18)
Preferred share dividends (Note 17)	—	—	—	(13)	—	(13)	—	(13)
Shares purchased under NCIB (Note 16)	(104)	—	—	13	—	(91)	—	(91)
Provision for repurchase of shares under Automatic Securities Purchase Plan (ASPP) (Note 16)	(5)	—	—	—	—	(5)	—	(5)
Share-based payment plans and stock options exercised	13	—	(11)	—	—	2	—	2
Distributions declared to non-controlling interests (Note 8)	—	—	—	—	—	—	(24)	(24)
Balance, June 30, 2024	3,189	942	30	(2,294)	(76)	1,791	116	1,907
See accompanying notes.

F4	TransAlta Corporation

Condensed Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

	3 months ended June 30		6 months ended June 30
Unaudited	2025	2024	2025	2024
Operating activities
Net (loss) earnings	(106)	66	(64)	304
Depreciation and amortization	150	131	296	255
Gain on sale of assets and other	—	(1)	—	(1)
Accretion of provisions (Note 6)	14	12	29	24
Decommissioning and restoration costs settled	(11)	(12)	(20)	(19)
Deferred income tax expense (Note 7)	(35)	(5)	(41)	(3)
Unrealized loss (gain) from risk management activities	169	6	157	(119)
Unrealized foreign exchange loss (gain)	20	—	20	(4)
Provisions and contract liabilities	(2)	2	(34)	2
Asset impairment charges (Note 5)	13	5	28	6
Equity gain, net of distributions from investments	—	(2)	—	(1)
Other non-cash items	26	20	(9)	15
Cash flow from operations before changes in working capital	238	222	362	459
Change in non-cash operating working capital balances	(81)	(114)	(198)	(107)
Cash flow from operating activities	157	108	164	352
Investing activities
Additions to property, plant and equipment (Note 13)	(73)	(58)	(105)	(126)
Additions to intangible assets	(3)	(3)	(5)	(4)
Restricted cash (Note 15)	1	5	19	27
Loan advances	(1)	—	(4)	—
Acquisitions, net of cash acquired	(1)	—	(2)	—
Increase in Long-term financial assets (Note 10)	—	—	(107)	—
Proceeds on sale of property, plant and equipment	—	1	—	2
Realized (loss) gain on financial instruments	(2)	1	(2)	1
Decrease in finance lease receivable	7	5	15	10
Development expenditures	(2)	—	(4)	(4)
Other	2	2	—	18
Change in non-cash investing working capital balances	15	—	(6)	(29)
Cash flow used in investing activities	(57)	(47)	(201)	(105)
Financing activities
Net increase (decrease) in borrowings under credit facilities (Note 15)	4	(2)	(343)	(2)
Repayment of long-term debt (Note 15)	(64)	(36)	(90)	(65)
Issuance of long-term debt (Note 15)	—	—	450	—
Dividends paid on common shares (Note 16)	(18)	(18)	(36)	(35)
Dividends paid on preferred shares (Note 17)	(13)	(13)	(26)	(26)
Repurchase of common shares under NCIB (Note 16)	(21)	(58)	(24)	(90)
Proceeds on issuance of common shares (Note 16)	—	1	—	4
Distributions paid to subsidiaries' non-controlling interests (Note 8)	(2)	(5)	(2)	(24)
Decrease in lease liabilities	—	(1)	(1)	(2)
Financing fees and other	—	(1)	(4)	(1)
Change in non-cash financing working capital balances	(1)	—	(1)	(6)
Cash flow used in financing activities	(115)	(133)	(77)	(247)
Cash flow used in operating, investing and financing activities	(15)	(72)	(114)	—
Effect of translation on foreign currency cash	(1)	4	(1)	3
(Decrease) increase in cash and cash equivalents	(16)	(68)	(115)	3
Cash and cash equivalents, beginning of period	238	419	337	348
Cash and cash equivalents, end of period	222	351	222	351
Cash taxes paid	27	25	94	37
Cash interest paid	74	75	138	133
Cash interest received	6	7	10	13
See accompanying notes.

TransAlta Corporation	F5

Notes to the Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)
1. Corporate Information
A. Description of the Business
TransAlta Corporation (TransAlta or the Company) was incorporated under the Canada Business Corporations Act in March 1985 and became a public company in December 1992. The Company's head office is located in Calgary, Alberta.
B. Basis of Preparation
These unaudited interim condensed consolidated financial statements have been prepared in compliance with International Financial Reporting Standard (IFRS) and International Accounting Standard (IAS) 34 Interim Financial Reporting using the same accounting policies as those used in the Company's most recent audited annual consolidated financial statements. These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Company's audited annual consolidated financial statements. Accordingly, they should be read in conjunction with the Company's most recent audited annual consolidated financial statements which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
The unaudited interim condensed consolidated financial statements include the accounts of the Company and the subsidiaries that it controls.
The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are stated at fair value.
These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. Interim results will fluctuate due to plant maintenance schedules, the seasonal demands for electricity and changes in energy prices. Consequently, interim condensed results are not necessarily indicative of annual results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs.
These unaudited interim condensed consolidated financial statements were authorized for issue by the Audit, Finance and Risk Committee on behalf of TransAlta's Board of Directors (the Board) on July 31, 2025.
C. Significant Accounting Judgements and Key Sources of Estimation Uncertainty
The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation and regulations.
In the process of applying the Company’s accounting policies, management has to make judgments and estimates about matters that are highly uncertain at the time the estimate is made and that could significantly affect the amounts recognized in the unaudited interim condensed consolidated financial statements. Different estimates with respect to key variables used in the calculations, or changes to estimates, could potentially have a material impact on the Company’s financial position or performance.
The Trump Administration has issued numerous executive orders imposing tariffs on Canada, Mexico and China, reciprocal tariffs on over 60 countries and product-specific tariffs including automobiles, steel and aluminum. Many of these tariffs have been paused while tariffs are being negotiated. Canada-United States-Mexico Agreement (CUSMA) compliant goods are exempt from tariffs; however, they remain for non-CUSMA compliant goods, aluminum and steel imports, as well as the automotive sector. The 25 per cent tariffs on Canadian

F6	TransAlta Corporation

goods and 10 per cent for energy exports do not include electricity. On June 27, 2025, President Trump said the U.S. is immediately ending trade talks with Canada in response to Canada’s Digital Services Tax (DST) on technology companies. On June 30, 2025, the Canadian government stated that it would rescind the DST in anticipation of a mutually beneficial comprehensive trade arrangement with the U.S. On July 10, 2025, President Trump threatened increasing the Canadian tariffs to 35 per cent, effective Aug. 1, 2025, with potential carve-outs for certain goods at lower rates. If tariffs remain in effect, the Company may see an impact on the cost of materials required for ongoing operations and future growth projects. The Company continues to assess the direct and indirect impact of tariffs or other trade protectionist measures on our business.
During the six months ended June 30, 2025, revisions to the fair values of Assets Held for Sale and Contingent consideration payable were made based on new information obtained during the period.
Refer to Note 2(Q) of the Company's 2024 audited annual consolidated financial statements for further details on the significant accounting judgments and key sources of estimation uncertainty.
2. Accounting Changes
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended Dec. 31, 2024.
A. Future Accounting Changes
The Company closely monitors both new accounting standards and amendments to existing accounting standards issued by the IASB. The following standards have been issued but are not yet in effect.
Amendments to IFRS 7 and IFRS 9 — Nature-Dependent Electricity Contracts
On Dec. 18, 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosure to improve reporting of the financial effects of nature-dependent electricity (e.g., wind and solar) contracts, which are often structured as power purchase agreements. Under these contracts, the amount of electricity generated can vary based on uncontrollable factors such as weather conditions. The amendments clarify the application of own-use requirements, permit hedge accounting if these contracts are used as hedging instruments and add new disclosure requirements about the effect of these contracts on a company's financial performance and cash flows. The amendments are effective for annual reporting periods beginning on or after Jan. 1, 2026. The Company is currently evaluating the impacts to the financial statements and such impacts cannot be reasonably estimated at this time.

Amendments to IFRS 7 and IFRS 9 — Classification and Measurement of Financial Instruments
On May 29, 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments effective Jan. 1, 2026 impacting IFRS 7 and 9. The IASB amended the requirements related to settling financial liabilities using an electronic payment system and assessing contractual cash flow characteristics of financial assets, including those with ESG-linked features. The Company is currently evaluating the impacts to the financial statements and such impacts cannot be reasonably estimated at this time.
IFRS 18 — Presentation and Disclosure in Financial Statements
On Apr. 9, 2024, the IASB issued a new standard, IFRS 18 Presentation and Disclosure in Financial Statements, which introduced new requirements for improved comparability in the statement of profit or loss, enhanced transparency of management-defined performance measures and more useful grouping of information in the financial statements. The standard is effective for annual reporting periods beginning on or after Jan. 1, 2027. The Company is currently evaluating the impacts to the financial statements and such impacts cannot be reasonably estimated at this time.
B. Comparative Figures
Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.

TransAlta Corporation	F7

3. Revenue
A. Disaggregation of Revenue
The majority of the Company's revenues are derived from the sale of power, capacity and environmental and tax attributes, and from asset optimization activities, which the Company disaggregates into the following groups for the purpose of determining how economic factors affect the recognition of revenue.

3 months ended June 30, 2025	Hydro	Wind & Solar	Gas	Energy Transition	Energy Marketing	Corporate(1)	Total
Revenues from contracts with customers
Power and other	13	62	198	2	5	—	280
Environmental and tax attributes(2)	60	39	4	—	—	(67)	36
Revenue from contracts with customers	73	101	202	2	5	(67)	316
Revenue from derivatives and other trading activities(3)	(16)	(62)	(67)	56	33	—	(56)
Revenue from merchant sales	69	13	65	14	—	—	161
Other(4)	3	4	4	1	—	—	12
Total revenue	129	56	204	73	38	(67)	433
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	60	23	4	2	—	(67)	22
Over time	13	78	198	—	5	—	294
Total revenue from contracts with customers	73	101	202	2	5	(67)	316
(1)The elimination of intercompany sales is reflected in the Corporate segment.
(2)The environmental and tax attributes represent environmental attributes and production tax transfer sales not bundled with power and other sales.
(3)Represents realized and unrealized gains or losses from hedging and derivative positions. Volatility and pricing in commodity markets can vary significantly from period to period and impact movements in derivative positions.
(4)Other revenue includes production tax credits related to U.S. wind facilities subject to tax equity financing arrangements, total lease income from long-term contracts that meet the criteria of operating leases and other miscellaneous revenues.

F8	TransAlta Corporation

3 months ended June 30, 2024	Hydro	Wind & Solar	Gas	Energy Transition	Energy Marketing	Corporate(1)	Total
Revenues from contracts with customers
Power and other	11	60	125	3	—	—	199
Environmental and tax attributes(2)	39	30	—	—	—	(34)	35
Revenue from contracts with customers	50	90	125	3	—	(34)	234
Revenue from derivatives and other trading activities(3)	4	(1)	69	75	47	—	194
Revenue from merchant sales	44	15	87	1	—	—	147
Other(4)	1	3	3	—	—	—	7
Total revenue	99	107	284	79	47	(34)	582
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	39	30	—	3	—	(34)	38
Over time	11	60	125	—	—	—	196
Total revenue from contracts with customers	50	90	125	3	—	(34)	234
(1)The elimination of intercompany sales is reflected in the Corporate segment.
(2)The environmental and tax attributes represent environmental attributes and production tax transfer sales not bundled with power and other sales.
(3)Represents realized and unrealized gains or losses from hedging and derivative positions. Volatility and pricing in commodity markets can vary significantly from period to period and impact movements in derivative positions.
(4)Other revenue includes production tax credits related to U.S. wind facilities subject to tax equity financing arrangements, total lease income from long-term contracts that meet the criteria of operating leases and other miscellaneous revenues.

TransAlta Corporation	F9

6 months ended June 30, 2025	Hydro	Wind & Solar	Gas	Energy Transition	Energy Marketing	Corporate(1)	Total
Revenues from contracts with customers
Power and other	18	144	360	5	9	2	538
Environmental and tax attributes(2)	70	65	11	—	—	(68)	78
Revenue from contracts with customers	88	209	371	5	9	(66)	616
Revenue from derivatives and other trading activities(3)	6	(95)	36	119	56	—	122
Revenue from merchant sales	116	33	180	102	—	—	431
Other(4)	5	9	7	1	—	—	22
Total revenue	215	156	594	227	65	(66)	1,191
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	70	32	11	5	—	(68)	50
Over time	18	177	360	—	9	2	566
Total revenue from contracts with customers	88	209	371	5	9	(66)	616
(1)The elimination of intercompany sales is reflected in the Corporate segment.
(2)The environmental and tax attributes represent environmental attributes and production tax transfer sales not bundled with power and other sales.
(3)Represents realized and unrealized gains or losses from hedging and derivative positions. Volatility and pricing in commodity markets can vary significantly from period to period and impact movements in derivative positions.
(4)Other revenue includes production tax credits related to U.S. wind facilities subject to tax equity financing arrangements, total lease income from long-term contracts that meet the criteria of operating leases and other miscellaneous revenues.

F10	TransAlta Corporation

6 months ended June 30, 2024	Hydro	Wind & Solar	Gas	Energy Transition	Energy Marketing	Corporate(1)	Total
Revenues from contracts with customers
Power and other	16	130	237	6	—	—	389
Environmental and tax attributes(2)	53	48	—	—	—	(34)	67
Revenue from contracts with customers	69	178	237	6	—	(34)	456
Revenue from derivatives and other trading activities(3)	10	20	157	145	99	—	431
Revenue from merchant sales	127	35	309	145	—	—	616
Other(4)	5	7	14	—	—	—	26
Total revenue	211	240	717	296	99	(34)	1,529
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	53	48	—	6	—	(34)	73
Over time	16	130	237	—	—	—	383
Total revenue from contracts with customers	69	178	237	6	—	(34)	456
(1)The elimination of intercompany sales is reflected in the Corporate segment.
(2)The environmental and tax attributes represent environmental attributes and production tax transfer sales not bundled with power and other sales.
(3)Represents realized and unrealized gains or losses from hedging and derivative positions. Volatility and pricing in commodity markets can vary significantly from period to period and impact movements in derivative positions.
(4)Other revenue includes production tax credits related to U.S. wind facilities subject to tax equity financing arrangements, total lease income from long-term contracts that meet the criteria of operating leases and other miscellaneous revenues.

TransAlta Corporation	F11

4. Expenses by Nature
Fuel, Purchased Power and Operations, Maintenance and Administration (OM&A)
Fuel and purchased power and OM&A expenses classified by nature are as follows:

	3 months ended June 30				6 months ended June 30
	2025		2024		2025		2024
	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A
Gas fuel costs	88	—	74	—	230	—	183	—
Coal fuel costs	10	—	3	—	54	—	37	—
Royalty, land lease, other direct costs	10	—	10	—	16	—	18	—
Purchased power	65	—	67	—	150	—	239	—
Salaries and benefits	—	77	—	69	—	153	—	134
Other operating expenses	—	96	—	75	—	193	—	144
Total	173	173	154	144	450	346	477	278
OM&A
OM&A expenses for the three and six months ended June 30, 2025 were $173 million and $346 million, respectively (June 30, 2024 — $144 million and $278 million) and included costs to support strategic and growth initiatives, expenses related to operations of the Heartland facilities and associated corporate costs and spending related to the planning and design of an upgrade to the Company's enterprise resource planning (ERP) system.
Carbon Compliance
As at June 30, 2025, the Company holds 315,671 emission credits in inventory that were purchased externally with a recorded book value of $16 million (Dec. 31, 2024 — 460,585 emission credits with a recorded book value of $18 million). The Company also has 1,555,309 (Dec. 31, 2024 — 2,109,491) of internally generated eligible emission credits from the Company's Wind and Solar and Hydro segments which have no recorded book value.
During 2025, the Company utilized 1,498,447 emission credits with a carrying value of $17 million, to settle a portion of the 2024 carbon compliance obligation. During the three and six months ended June 30, 2025, $103 million was recognized as a reduction in the Company's carbon compliance costs.
During 2024, the Company utilized 978,894 emission credits with a carrying value of $22 million, to settle a portion of the 2023 carbon compliance obligation. During the three and six months ended June 30, 2024, $42 million was recognized as a reduction in the Company's carbon compliance costs.
Emission credits can be sold externally or can be used to offset future emission obligations from our gas facilities located in Alberta, where the compliance price of carbon is expected to increase, resulting in a reduced cash cost for carbon compliance in the year of settlement. The compliance price of carbon for the 2024 obligation was $80 per tonne and $95 per tonne in 2025.

F12	TransAlta Corporation

5. Asset Impairment Charges
The Company recognized the following asset (reversal) impairment charges:

	3 months ended June 30		6 months ended June 30
	2025	2024	2025	2024
Impairment reversal related to the Energy Transition Equipment	—	—	(31)	—
Impairment charge related to the Planned Divestitures	—	—	34	—
Changes in decommissioning and restoration provisions on retired assets(1)	11	—	18	(3)
Project development costs(2)	2	5	7	9
Asset impairment charges	13	5	28	6
(1)During the three and six months ended June 30, 2025, the Company recorded asset impairment charges driven by changes in discount rates (June 30, 2024 — reversal).
(2)During the three and six months ended June 30, 2025 and June 30, 2024, the Company recognized an impairment charge in the Corporate segment related to projects that are no longer proceeding.

Energy Transition Equipment Sale
On March 20, 2025, the Company entered into an agreement to sell generation equipment that had previously been impaired in the Energy Transition segment with closing of the sale expected during the third quarter of 2025. During the six months ended June 30, 2025, the Company recorded an asset impairment reversal of $31 million, for a previously recognized impairment loss and transferred the respective generation equipment to assets held for sale.

Planned Divestitures
To meet the requirements of the federal Competition Bureau related to the acquisition of Heartland, the Company entered into a consent agreement with the Commissioner of Competition, pursuant to which the Company agreed to divest Heartland's Poplar Hill and Rainbow Lake facilities (the Planned Divestitures) following closing of the acquisition on Dec. 4, 2024.
During the six months ended June 30, 2025, the Company recognized an impairment loss of $34 million related to the planned divestitures held for sale in the Gas segment based on updated expectations of the fair value less costs to sell. A corresponding reduction in the contingent consideration payable was also recognized.

TransAlta Corporation	F13

6. Interest Expense
The components of interest expense are as follows:

	3 months ended June 30		6 months ended June 30
	2025	2024	2025	2024
Interest on debt	51	50	102	99
Interest on exchangeable debentures(1)	6	8	12	15
Interest on exchangeable preferred shares(2)	7	7	14	14
Capitalized interest (Note 13)	—	(2)	—	(16)
Interest on lease liabilities	4	3	9	5
Credit facility fees, bank charges and other interest	6	2	15	8
Accretion of provisions	14	12	29	24
Interest expense	88	80	181	149
(1)On May 1, 2019, Brookfield invested $350 million in exchange for seven per cent unsecured subordinated debentures due May 1, 2039.
(2)On Oct. 30, 2020, Brookfield invested $400 million in the Company in exchange for redeemable, retractable first preferred shares (Series I). The Series I Preferred Shares are accounted for as current debt and the exchangeable preferred share dividends are reported as interest expense. On July 29, 2025, the Company declared a dividend of $7 million in aggregate on the Series I Preferred Shares at the fixed rate of 1.745 per cent, per share, payable on Sept. 1, 2025.

7. Income Taxes
The components of income tax expense are as follows:

	3 months ended June 30		6 months ended June 30
	2025	2024	2025	2024
Current income tax expense	46	33	59	60
Deferred income tax (recovery) expense related to the origination and reversal of temporary differences	(50)	(10)	(62)	19
Write-down (reversal) of unrecognized deferred income tax assets(1)	15	5	21	(22)
Income tax expense	11	28	18	57

Current income tax expense	46	33	59	60
Deferred income tax recovery	(35)	(5)	(41)	(3)
Income tax expense	11	28	18	57
(1)During the three and six months ended June 30, 2025, the Company recorded a $15 million and $21 million write-down of deferred tax assets, respectively (June 30, 2024 — $5 million write-down and $22 million reversal of write-down, respectively). The deferred income tax assets mainly relate to the tax benefits associated with tax losses related to the Company's directly owned U.S. operations and other deductible differences.

F14	TransAlta Corporation

8. Non-Controlling Interests
The Company’s subsidiaries and operations that have non-controlling interests are as follows:

Subsidiary/Operation	Non-controlling interest owner	NCI as at June 30, 2025	NCI as at Dec. 31, 2024	NCI as at June 30, 2024
TransAlta Cogeneration LP	Canadian Power Holdings Inc.	49.99%	49.99%	49.99%
Kent Hills Wind LP	Natural Forces Technologies Inc.	17.00%	17.00%	17.00%
TransAlta Cogeneration, LP (TA Cogen) operates a portfolio of cogeneration facilities in Canada and owns 50 per cent of Sheerness, a dual-fuel generating facility.
Kent Hills Wind LP, a subsidiary, owns and operates the 167 MW Kent Hills (1, 2 and 3) wind facilities located in New Brunswick.

Summarized financial information relating to subsidiaries with significant non-controlling interests is as follows:

	3 months ended June 30		6 months ended June 30
	2025	2024	2025	2024
Net earnings attributable to non-controlling interests
TransAlta Cogeneration L.P.	(8)	(4)	(13)	12
Kent Hills Wind LP	1	1	2	1
	(7)	(3)	(11)	13

Total comprehensive income attributable to non-controlling interests
TransAlta Cogeneration L.P.	(8)	(4)	(13)	12
Kent Hills Wind LP	1	1	2	1
	(7)	(3)	(11)	13

Distributions paid to non-controlling interests
TransAlta Cogeneration L.P.	2	5	2	24
Kent Hills Wind LP	—	—	—	—
	2	5	2	24

As at	June 30, 2025	Dec. 31, 2024
Equity attributable to non-controlling interests
TransAlta Cogeneration L.P.	(32)	(46)
Kent Hills Wind LP	(52)	(51)
	(84)	(97)

TransAlta Corporation	F15

9. Trade and Other Receivables and Accounts Payable, Accrued liabilities and Other Current Liabilities

	June 30, 2025	Dec. 31, 2024
Trade accounts receivable	560	570
Collateral provided (Note 12)	110	124
Current portion of finance lease receivables	30	30
Current portion of loan receivable	—	1
Income taxes receivable	65	42
Trade and other receivables	765	767

	June 30, 2025	Dec. 31, 2024
Accounts payable and accrued liabilities	498	694
Income taxes payable	11	23
Interest payable	23	17
Current portion of contract liabilities	33	12
Liabilities Held for Sale	8	1
Collateral held (Note 12)	—	9
Accounts payable, accrued liabilities and other current liabilities	573	756

F16	TransAlta Corporation

10. Long-Term Financial Assets
Nova Clean Energy, LLC
During the six months ended June 30, 2025, the Company made available a US$75 million term loan and a US$100 million revolving facility to Nova Clean Energy, LLC (Nova), a developer of renewable energy projects. As at June 30, 2025, US$26 million and US$48 million have been drawn from the term loan and revolving facility, respectively. These facilities are classified as financial assets measured at Fair Value Through Profit and Loss (FVTPL). The outstanding principal under the term loan and the revolving facility bear interest of seven per cent per annum with interest paid quarterly. The terms of the term loan and the revolving facility are six and five years, respectively, unless accelerated. The term loan is convertible to equity at any time at the option of the Company and any remaining unused term loan commitments at the time of conversion would be terminated. The term loan and revolving facility are subject to customary financing conditions and covenants that may restrict Nova's ability to access funds. This investment in Nova provides the Company with the exclusive right to purchase Nova's late-stage development projects in the western U.S..
11. Financial Instruments
A. Financial Assets and Liabilities — Classification and Measurement
Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value or amortized cost.
B. Fair Value of Financial Instruments
I. Level I, II and III Fair Value Measurements
The Level I, II and III classifications in the fair value hierarchy used by the Company are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value. The Level III classification is the lowest level classification in the fair value hierarchy.
a. Level I
Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
b. Level II
Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.
Fair values falling within the Level II category are determined through the use of quoted prices in active markets, which in some cases are adjusted for factors specific to the asset or liability, such as basis, credit valuation and location differentials.
The Company’s commodity risk management Level II financial instruments include over-the-counter derivatives with values based on observable commodity futures curves and derivatives with inputs validated by broker quotes or other publicly available market data providers. Level II fair values are also determined using valuation techniques, such as option pricing models and interpolation formulas, where the inputs are readily observable.
In determining Level II fair values of other risk management assets and liabilities, the Company uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates. For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Company relies on similar interest or currency rate inputs and other third-party information such as credit spreads.
c. Level III
Fair values are determined using inputs for the assets or liabilities that are not readily observable.
For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
Other than the long-term financial assets discussed in Section IV below, there were no changes in the Company's valuation processes, valuation techniques and types of inputs used in the fair value measurements during the period. Refer to Note 14 of the 2024 audited annual consolidated financial statements for further details.
II. Commodity Risk Management Assets and Liabilities
Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation segments in relation to

TransAlta Corporation	F17

trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.
Commodity risk management assets and liabilities classified by fair value levels as at June 30, 2025, are as follows: Level I — nil (Dec. 31, 2024 — $12 million net liability), Level II — $78 million net liability (Dec. 31, 2024
— $2 million net liability) and Level III — $306 million net liability (Dec. 31, 2024 — $153 million net liability).
Significant changes in commodity net risk management assets (liabilities) during the six months ended June 30, 2025, are primarily attributable volatility in market prices across multiple markets on both existing contracts and new contracts and contract settlements.
The following table summarizes the key factors impacting the fair value of the Level III commodity risk management assets and liabilities by classification during the six months ended June 30, 2025 and 2024, respectively:

	6 months ended June 30, 2025			6 months ended June 30, 2024
	Hedge	Non-hedge	Total	Hedge	Non-hedge	Total
Opening balance	—	(153)	(153)	—	(147)	(147)
Changes attributable to:
Market price changes on existing contracts	—	(118)	(118)	—	63	63
Market price changes on new contracts	—	(4)	(4)	—	4	4
Contracts settled	—	(37)	(37)	—	(6)	(6)
Change in foreign exchange rates	—	6	6	—	(4)	(4)
Net risk management liabilities at end of period	—	(306)	(306)	—	(90)	(90)
Additional Level III information:
Total (losses) gains included in earnings before income taxes	—	(116)	(116)	—	63	63
Unrealized (losses) gains included in earnings before income taxes relating to net assets (liabilities) held at period end	—	(153)	(153)	—	57	57

As at June 30, 2025, the total Level III risk management asset balance was $51 million (Dec. 31, 2024 – $110 million) and the Level III risk management liability balance was $357 million (Dec. 31, 2024 – $263 million). The net risk management liabilities increased mainly due to market price changes partially offset by settled contracts.
The information on risk management contracts or groups of risk management contracts that are included in Level III measurements and the related unobservable inputs and sensitivities are outlined in the following table.
These include the effects on fair value of discounting, liquidity and credit value adjustments; however, the potential offsetting effects of Level II positions are not considered. Sensitivity ranges for the base fair values are determined using reasonably possible alternative assumptions for the key unobservable inputs, which may include forward commodity prices, volatility in commodity prices and correlations, delivery volumes, escalation rates and cost of supply.
Included in the Level III classification are several long-term wind energy sales, including contracts for differences and virtual power purchase agreements, that are recognized as derivatives for accounting purposes. The sensitivity reflects the potential impacts on the fair value of these long-term wind agreements. These long-term wind energy sales are backed by physical assets to effectively reduce our market risk.

F18	TransAlta Corporation

As at	June 30, 2025
Description	Valuation technique	Unobservable input	Reasonably possible change	Potential change in fair value(1)
Long-term wind energy sale — Eastern U.S.	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease or increase of US$6
		Illiquid future REC(2) prices (per unit)	Price decrease of US$4 or increase of US$17	+29	/ -44
		Wind discounts	0% decrease or 6% increase
Long-term wind energy sale — Canada	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of $34 or increase of $10	+75	/ -20
		Wind discounts	5% decrease or 9% increase
Long-term wind energy sale — Central U.S.	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$3 or increase of US$2	+49	/ -78
		Wind discounts	2% decrease or 5% increase
(1)Potential change in fair value represents the total increase or decrease in recognized fair value that could arise from the use of the reasonably possible changes of all unobservable inputs.
(2)Renewable energy credits.

As at	Dec. 31, 2024
Description	Valuation technique	Unobservable input	Reasonably possible change	Potential change in fair value(1)
Long-term wind energy sale — Eastern U.S.	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease or increase of US$6
		Illiquid future REC(2) prices (per unit)	Price decrease of US$12 or increase of US$8	+42	/ -30
		Wind discounts	0% decrease or 6% increase
Long-term wind energy sale — Canada	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of $57 or increase of $10	+53	/ -17
		Wind discounts	15% decrease or 5% increase
Long-term wind energy sale — Central U.S.	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$4 or increase of US$3	+84	/ -77
		Wind discounts	2% decrease or 2% increase
(1)Potential change in fair value represents the total increase or decrease in recognized fair value that would arise from the use of the reasonably possible changes of all unobservable inputs.
(2)Renewable energy credits.

TransAlta Corporation	F19

a. Long-Term Wind Energy Sale – Eastern U.S.
The Company is party to a long-term contract for differences (CFD) for the offtake of 100 per cent of the generation from its 90 MW Big Level wind facility. The CFD, together with the sale of electricity generated into the PJM Interconnection at the prevailing real-time energy market price, achieve the fixed contract price per MWh on proxy generation. Under the CFD, if the market price is lower than the fixed contract price, the customer pays the Company the difference and if the market price is higher than the fixed contract price, the Company refunds the difference to the customer. The customer is also entitled to the physical delivery of environmental attributes. The contract expires in December 2034. The contract is accounted for as a derivative with changes in fair value presented in revenue.
b. Long-Term Wind Energy Sale – Canada
The Company is party to two Virtual Power Purchase Agreements (VPPAs) for the offtake of 100 per cent of the generation from its 130 MW Garden Plain wind facility. The VPPAs, together with the sale of electricity generated into the Alberta power market at the pool price, achieve the fixed contract prices per MWh. Under the VPPAs, if the pool price is lower than the fixed contract price, the customers pay the Company the difference and if the pool price is higher than the fixed contract price, the Company refunds the difference to the customers. Customers are also entitled to the physical delivery of environmental attributes. Both VPPAs commenced on commercial operation of the facility in August 2023, and extend for a weighted average period of approximately 17 years.
The energy components of these contracts are accounted for as derivatives, with changes in fair value presented in revenue.
c. Long-Term Wind Energy Sale – Central U.S.
The Company is party to two long-term VPPAs for the offtake of 100 per cent of the generation from its 302 MW White Rock East and White Rock West wind power facilities. The VPPAs, together with the sale of electricity generated into the U.S. Southwest Power Pool (SPP)
market at the relevant price nodes, achieve the fixed contract prices per MWh. Under the VPPAs, if the SPP pricing is lower than the fixed contract price the customer pays the Company the difference, and if the SPP pricing is higher than the fixed contract price, the Company refunds the difference to the customer. The customer is also entitled to the physical delivery of environmental attributes. The VPPAs commenced on commercial operation of the facilities in the first quarter of 2024.
The Company is also party to a VPPA for the offtake of 100 per cent of the generation from its 202 MW Horizon Hill wind power facility. The VPPA, together with the sale of electricity generated into the SPP market at the relevant price node, achieve the fixed contract price per MWh. Under the VPPA, if the SPP pricing is lower than the fixed contract price, the customer pays the Company the difference and if the SPP pricing is higher than the fixed contract price, the Company refunds the difference to the customer. The customer is also entitled to the physical delivery of environmental attributes. The VPPA commenced on commercial operation of the facility in the second quarter of 2024.
The energy components of these contracts are accounted for as derivatives, with changes in fair value presented in revenue.
III. Other Risk Management Assets and Liabilities
Other risk management assets and liabilities primarily include risk management assets and liabilities that are used to manage exposures on non-energy marketing transactions such as interest rates, the net investment in foreign operations and other foreign currency risks. Hedge accounting is not always applied.
Other risk management assets and liabilities with a total net asset fair value of $11 million as at June 30, 2025 (Dec. 31, 2024 – $4 million net liability) are classified as Level II fair value measurements.

F20	TransAlta Corporation

IV. Other Financial Assets and Liabilities

	Fair value(1)			Total carrying value(1)
	Level II	Level III	Total
Exchangeable securities — June 30, 2025	749	—	749	750
Long-term debt — June 30, 2025	3,430	—	3,430	3,614
Long-term financial assets — June 30, 2025(2)	—	100	100	100
Loan receivable — June 30, 2025(3)	29	—	29	29
Exchangeable securities — Dec. 31, 2024	739	—	739	750
Long-term debt — Dec. 31, 2024	3,447	—	3,447	3,657
Loan receivable — Dec. 31, 2024(3)	25	—	25	25
(1)Includes current portion.
(2)Refer to Note 10 for further details.
(3)Included within Other assets.
During the six months ended June 30, 2025, the Company made available a US$75 million term loan, which is convertible to equity at any time, and a US$100 million revolving facility (collectively, the Nova facilities) to Nova. Refer to Note 10 for more details. The Nova facilities are classified as financial assets measured at FVTPL. The fair value of the Nova facilities are categorized as Level 3 in the fair value hierarchy as their fair value is determined using a binomial model with multiple inputs such as volatility and share price for which observable market data is not available. The Nova facilities are valued at the exchange amount, which represents the amounts drawn. There have been no material movements in the fair value to the end of the reporting period.
The fair values of the Company’s debentures, senior notes and exchangeable securities are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.
The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, restricted cash, trade accounts receivable, collateral provided, bank overdraft, accounts payable and accrued liabilities, collateral held and dividends payable) approximates fair value due to the liquid nature of the asset or liability. The fair values of the long-term financial assets and finance lease receivables approximate the carrying amounts as the amounts receivable represent cash flows from repayments of principal and interest.

TransAlta Corporation	F21

C. Inception Gains and Losses
The majority of derivatives traded by the Company are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using inputs that are not readily observable. Refer to section B of this Note 11 above for fair value Level III valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the transaction price) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the condensed consolidated statements of financial position in risk management assets or liabilities and is recognized in net earnings (loss) over the term of the related contract. Effective Jan. 1, 2025, the difference is calibrated at initial recognition and no inception gains or losses are recognized.
The difference between the transaction price and the fair value determined using a valuation model, yet to be recognized in net earnings (loss) and a reconciliation of changes is as follows:

6 months ended June 30	2025	2024
Unamortized net gain at beginning of period	11	3
New inception gains	—	17
Change resulting from amended contract	—	2
Change in foreign exchange rates	1	(1)
Amortization recorded in net earnings during the period	(15)	(4)
Unamortized net gain at end of period	(3)	17

F22	TransAlta Corporation

12. Risk Management Activities
A. Risk Management Strategy
The Company is exposed to market risk from changes in commodity prices, foreign exchange rates, interest rates, credit risk and liquidity risk. These risks affect the Company’s earnings and the value of associated financial instruments that the Company holds. In certain cases, the Company seeks to minimize the effects of these risks by using derivatives to hedge its risk exposures. The
Company’s risk management strategy, policies and controls are designed to ensure that the risks it assumes comply with the Company’s internal objectives and risk tolerance. Refer to Note 15 of the 2024 audited annual consolidated financial statements for further details of the Company's risk management activities.
B. Net Risk Management Assets and Liabilities
Aggregate net risk management assets (liabilities) are as follows:

As at June 30, 2025
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	(22)	(43)	(65)
Long-term	—	(319)	(319)
Net commodity risk management liabilities	(22)	(362)	(384)
Other
Current	—	5	5
Long-term	—	6	6
Net other risk management assets	—	11	11
Total net risk management liabilities	(22)	(351)	(373)

As at Dec. 31, 2024
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	45	8	53
Long-term	—	(220)	(220)
Net commodity risk management assets (liabilities)	45	(212)	(167)
Other
Current	—	(12)	(12)
Long-term	—	8	8
Net other risk management liabilities	—	(4)	(4)
Total net risk management assets (liabilities)	45	(216)	(171)

TransAlta Corporation	F23

C. Nature and Extent of Risks Arising from Financial Instruments
I. Market Risk
i. Commodity Price Risk – Proprietary Trading
The Company’s Energy Marketing segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue and gain market information.
A VaR measure gives, for a specific confidence level, an estimated maximum pre-tax loss that could be incurred over a specified period of time. VaR is used to determine the potential change in value of the Company’s proprietary trading portfolio, over a three-day period within a 95 per cent confidence level, resulting from normal market fluctuations. Changes in market prices associated with proprietary trading activities affect net earnings in the period that the price changes occur. VaR at June 30, 2025, associated with the Company’s proprietary trading activities was $1 million (Dec. 31, 2024 — $3 million).
ii. Commodity Price Risk – Generation
The generation segments utilize various commodity contracts to manage the commodity price risk associated with electricity generation, fuel purchases, emissions and byproducts, as considered appropriate. A Commodity Exposure Management Policy is prepared and approved annually, which outlines the intended hedging strategies associated with the Company’s generation assets and related commodity price risks. Controls also include restrictions on authorized instruments, management reviews on individual portfolios and approval of asset transactions that could add potential volatility to the Company’s reported net earnings.
VaR at June 30, 2025, associated with the Company’s commodity derivative instruments used in generation hedging activities was $6 million (Dec. 31, 2024 — $8 million). For positions and economic hedges that do not meet hedge accounting requirements or for short-term optimization transactions such as buybacks entered into to offset existing hedge positions, these transactions are marked to the market value with changes in market prices associated with these transactions affecting net earnings in the period in which the price change occurs. VaR at June 30, 2025, associated with these transactions was $15 million (Dec. 31, 2024 — $13 million). For the market risk related to long-term power sale and long-term wind energy sales contracts, refer to the Level III measurements table and the related unobservable inputs and sensitivities in Note 11(B)(II).
II. Credit Risk
The Company uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties.
The following table outlines the Company’s maximum exposure to credit risk without taking into account collateral held, including the distribution of credit ratings, as at June 30, 2025:

	Investment grade (per cent)	Non-investment grade (per cent)	Total (per cent)	Total amount
Trade and other receivables(1)	83	17	100	765
Long-term finance lease receivable	100	—	100	289
Risk management assets(1)	69	31	100	144
Long-term financial assets(2)	—	100	100	100
Loans receivable(3)	—	100	100	29
Total				1,327
(1)Letters of credit and cash and cash equivalents are the primary types of collateral held as security related to these amounts.
(2)Included within long-term financial assets with counterparties that have no external credit rating. Refer to Note 10 for further details.
(3)Includes $29 million loans receivable included within other assets with counterparties that have no external credit rating.
The Company did not have material expected credit losses as at June 30, 2025. The Company’s maximum exposure to credit risk at June 30, 2025, without taking into account collateral held or right of set-off, is represented by the current carrying amounts of receivables, risk management assets, and long-term financial assets as per the condensed consolidated statements of financial position. Letters of credit, cash, and first priority liens on assets are the primary types of collateral held as security related to these amounts. The maximum credit exposure to any one customer for commodity trading operations and hedging, including the fair value of open trading, net of any collateral held, at June 30, 2025, was $39 million (Dec. 31, 2024 — $77 million).

F24	TransAlta Corporation

III. Liquidity Risk
The Company has sufficient existing liquidity available to meet its upcoming debt maturities. The next major debt repayment is scheduled for the fourth quarter of 2029. Our highly diversified asset portfolio, by both fuel type and operating region, and our long-term contracted asset base provide stability in our cash flows.
Liquidity risk relates to the Company’s ability to access capital to be used for capital projects, debt refinancing, proprietary trading activities, commodity hedging and general corporate purposes.
A maturity analysis of the Company's financial liabilities is as follows:

	2025	2026	2027	2028	2029	2030 and thereafter	Total
Accounts payable, accrued liabilities and other current liabilities	573	—	—	—	—	—	573
Credit facilities and long-term debt(1)	75	167	329	365	795	1,916	3,647
Exchangeable securities(2)	—	—	—	—	—	750	750
Commodity risk management (assets) liabilities(3)	53	28	23	19	17	244	384
Other risk management assets(3)	(3)	(2)	—	—	—	(6)	(11)
Lease liabilities	3	6	6	6	6	120	147
Interest on credit facilities, long-term debt and lease liabilities(4)	107	207	199	175	157	701	1,546
Interest on exchangeable securities(2)(4)	27	53	53	52	12	—	197
Dividends payable	19	—	—	—	—	—	19
Total	854	459	610	617	987	3,725	7,252
(1)Excludes impact of hedge accounting and derivatives.
(2)The exchangeable debentures are due May 1, 2039 and the exchangeable preferred shares are perpetual. However, a cash payment could occur after Dec. 31, 2028, at the Company's option, if the exchangeable securities are not exchanged by Brookfield Renewable Partners or its affiliates (collectively, Brookfield). At Brookfield's option, the exchangeable securities are currently exchangeable into an equity ownership interest in TransAlta’s Alberta Hydro Assets.
(3)Negative amount represents a receivable position or cash inflow.
(4)Not recognized as a financial liability on the condensed consolidated statements of financial position and excludes the impact of interest rate swaps.

TransAlta Corporation	F25

D.Collateral
I. Financial Assets Provided as Collateral
At June 30, 2025, the Company provided $110 million (Dec. 31, 2024 — $124 million) in cash and cash equivalents as collateral to regulated clearing agents as security for commodity trading activities. These funds are held in segregated accounts by the clearing agents. Collateral provided is included within trade and other receivables in the condensed consolidated statements of financial position. At June 30, 2025, the Company provided $20 million (Dec. 31, 2024 — $21 million) in surety bonds as security for commodity trading activities.
II. Financial Assets Held as Collateral
At June 30, 2025, the Company held $265 thousand (Dec. 31, 2024 — $9 million) in cash collateral associated with counterparty obligations. Under the terms of the contracts, the Company may be obligated to pay interest on the outstanding balances and to return the principal when the counterparties have met their contractual obligations or when the amount of the obligation declines as a result of changes in market value. Interest payable to the counterparties on the collateral received is calculated in accordance with each contract. Collateral held is related to physical and financial derivative transactions in a net asset position and is included in accounts payable and accrued liabilities in the condensed consolidated statements of financial position.
III. Contingent Features in Derivative Instruments
Collateral is posted in the normal course of business based on the Company’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Company’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs.
At June 30, 2025, the Company had posted collateral of $355 million (Dec. 31, 2024 — $424 million) in the form of letters of credit on physical and financial derivative transactions in a net liability position. Certain derivative agreements contain credit-risk-contingent features, which if triggered could result in the Company having to post an additional $97 million (Dec. 31, 2024 — $128 million) of collateral to its counterparties.
13. Property, Plant and Equipment
During three and six months ended June 30, 2025, the Company had additions of $73 million and $105 million respectively, mainly related to higher major maintenance for our Canadian facilities in the Gas segment due to timing of spend and the addition of maintenance for the gas facilities acquired from Heartland.
During the three and six months ended June 30, 2024, the Company had additions of $58 million and $126 million, respectively, mainly related to assets under construction for the White Rock wind and the Horizon Hill wind projects, which were commissioned in the first and second quarters of 2024, and planned major maintenance.
During three and six months ended June 30, 2025, the Company did not capitalize any interest to property, plant, and equipment (PP&E). During three and six months ended June 30, 2024, the Company capitalized interest of $2 million and $16 million, respectively, to PP&E at a weighted average rate of 6.5 per cent.

F26	TransAlta Corporation

14. Decommissioning and Other Provisions
The change in decommissioning and other provision balances is as follows:

	Decommissioning and restoration	Other provisions	Total
Balance, Dec. 31, 2024	848	85	933
Liabilities incurred	—	17	17
Liabilities settled	(20)	(8)	(28)
Accretion (Note 6)	27	2	29
Transfer to accounts payable	—	(6)	(6)
Transfer to liabilities held for sale	(7)	—	(7)
Revisions in estimated cash flows	(10)	6	(4)
Revisions in discount rates	45	1	46
Change in foreign exchange rates	(15)	—	(15)
Balance, June 30, 2025	868	97	965

Included in the condensed consolidated statements of financial position as:
As at	June 30, 2025	Dec. 31, 2024
Current portion	101	83
Non-current portion	864	850
Total decommissioning and other provisions	965	933
A. Decommissioning and Restoration
During the six months ended June 30, 2025, revisions in discount rates increased the decommissioning and restoration provision by $45 million due to lower discount rates, largely driven by decreases in long-term market benchmark rates. On average, discount rates decreased compared to 2024, with rates ranging from 4.8 to 7.7 per cent as at June 30, 2025. This has resulted in a corresponding increase in PP&E of $27 million on operating assets and the recognition of $18 million impairment charges in net loss related to retired assets.
During the six months ended June 30, 2025, the decommissioning and restoration provision decreased by $10 million due to revisions in estimated cash flows for certain Hydro assets. Operating assets included in PP&E decreased by $10 million with no impact on retired assets.

B. Other Provisions
Other provisions include provisions arising from ongoing business activities, amounts related to commercial disputes between the Company and customers or suppliers and onerous contract provisions. Information about the expected timing of settlement and uncertainties that could impact the amount or timing of settlement has not been provided as this may impact the Company’s ability to settle the provisions in the most favourable manner.

TransAlta Corporation	F27

15. Credit Facilities, Long-Term Debt and Lease Liabilities
A. Amounts Outstanding
The Company's credit facilities are summarized in the table below:

As at June 30, 2025		Utilized
Credit facilities	Facility size	Outstanding letters of credit(1)	Cash drawings	Available capacity	Maturity date
Committed
Syndicated credit facility	1,950	391	203	1,356	Q2 2028
Bilateral credit facilities	240	153	—	87	Q2 2026
Heartland credit facilities	256	26	204	26	Q4 2027
Heartland EDC letter of credit facility	30	14	—	16	Q4 2025
Total committed	2,476	584	407	1,485
Non-committed
Demand facilities	400	210	—	190	N/A
Total Non-committed	400	210	—	190
(1)TransAlta has obligations to issue letters of credit and cash collateral to secure potential liabilities to certain parties, including those related to potential environmental obligations, commodity risk management and hedging activities, pension plan obligations, construction projects and purchase obligations. Letters of credit drawn against the non-committed facilities reduce the available capacity under the committed syndicated credit facilities. At June 30, 2025, TransAlta provided cash collateral of $110 million.
Credit facilities are the primary source of short-term liquidity after internally generated cash flow. The Company is in compliance with the terms of its credit facilities and all undrawn amounts are fully available. Letters of credit in the amount of $210 million were issued from non-committed demand facilities which are fully backstopped, thereby reducing the available capacity on the committed credit facilities. In addition to the net $1.3 billion of committed capacity available under the credit facilities, the Company had $222 million of available cash and cash equivalents as at June 30, 2025.

TransAlta's debt has terms and conditions, including financial covenants, that are considered ordinary and customary. As at June 30, 2025, the Company was in compliance with all of its debt covenants.
Refer to Note 21 for subsequent events related to the extension of Credit Facilities.

F28	TransAlta Corporation

B. Senior Notes Offering
On March 24, 2025, the Company issued $450 million of senior notes with a fixed annual coupon of 5.625 per cent, maturing on March 24, 2032. The notes are unsecured and rank equally in right of payment with all existing and future senior indebtedness and senior in right of payment to all future subordinated indebtedness. Interest payments on the notes are made semi-annually, on March 24 and Sept. 24, with the first payment commencing Sept. 24, 2025.
C. Term Loan Facility Early Repayment
On March 25, 2025, the Company repaid its $400 million variable rate term loan facility in advance of the scheduled maturity date of Sept. 7, 2025, with the proceeds received from the $450 million senior notes offering.
D. Heartland Credit Facilities
As part of the Heartland acquisition on Dec. 4, 2024, the Company assumed a term facility and revolving facility with a syndicate of banks. At June 30, 2025 the drawn term facility was $204 million. Scheduled repayments totalling $20 million made under the term facility during the six months ended June 30, 2025 have resulted in a corresponding reduction in the borrowing capacity of the facility.
E. Restrictions Related to Non-Recourse Debt and Other Debt
The Melancthon Wolfe Wind LP, Pingston Power Inc., TAPC Holdings LP, New Richmond Wind LP, Kent Hills Wind LP, TEC Hedland Pty Ltd. and Windrise Wind LP non-recourse bonds, the TransAlta OCP LP bond, and Heartland credit facilities, with a total carrying value of $1.7 billion as at June 30, 2025 (Dec. 31, 2024 — $1.8 billion), are subject to customary financing conditions and covenants that may restrict the Company’s ability to access funds generated by the facilities’ operations. Upon meeting certain distribution tests, typically performed once per quarter, the funds can be distributed by the subsidiary entities to their respective parent entity. These conditions include meeting a debt service coverage ratio prior to distribution, which was met by these entities in the second quarter of 2025. The funds in the entities will remain there until the next debt service coverage ratio can be performed in the third quarter of 2025. At June 30, 2025, $74 million (Dec. 31, 2024 — $117 million) of cash was subject to these financial restrictions.
At June 30, 2025, $6 million (AU$6 million) of funds held by TEC Hedland Pty Ltd. cannot be accessed by other corporate entities, as the funds must be solely used by the project entities, for the purpose of paying major maintenance costs.
Additionally, certain non-recourse bonds require that certain reserve accounts be established and funded through cash held on deposit and/or by providing letters of credit.
F. Restricted Cash
As at June 30, 2025, the Company had nil (Dec. 31, 2024 — $17 million) of restricted cash related to the TransAlta OCP bonds, which is required to be held in a debt service reserve account in the third and fourth quarters of the year to fund scheduled future debt repayments. The Company had $50 million (Dec. 31, 2024 — $52 million) of restricted cash related to the TEC Hedland Pty Ltd bond. These cash reserves are required to be held under commercial arrangements and for debt service, which may be replaced by letters of credit in the future. The Company also had $2 million (Dec. 31, 2024 — nil) of restricted cash related to deposits received for assets held for sale.
G. Currency Impacts
The weakening of the U.S. dollar has decreased the U.S. dollar denominated long-term debt balances, mainly the senior notes and tax equity financings, by $54 million as at June 30, 2025 (June 30, 2024 — increased $37 million due to the strengthening of the U.S. dollar). Almost all of the U.S. dollar denominated debt is hedged either through financial contracts or net investments in U.S. operations.
Additionally, the weakening of the Australian dollar has decreased the Australian dollar-denominated non-recourse senior secured notes balance by approximately $2 million as at June 30, 2025 (June 30, 2024 — increased $7 million). As this debt is issued by an Australian subsidiary, the foreign currency translation impacts are recognized within other comprehensive (loss) income.

TransAlta Corporation	F29

16. Common Shares
A. Issued and Outstanding
TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

6 months ended June 30	2025		2024
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	297.5	3,179	306.9	3,285
Reversal of provision for repurchase of common shares under ASPP	—	—	1.7	19
Purchased and cancelled under the NCIB(1)(2)	(1.9)	(20)	(9.5)	(104)
Share-based payment plans	0.8	7	0.8	9
Stock options exercised	—	—	0.7	4
Issued and outstanding, end of year, prior to ASPP	296.4	3,166	300.6	3,213
Provision for repurchase of common shares under ASPP	—	—	(2.5)	(24)
Issued and outstanding, end of period	296.4	3,166	298.1	3,189
(1)The six months ended June 30, 2025 includes $214 thousand of tax on share buybacks (June 30, 2024 — $2 million) on the fair value of the shares repurchased.
(2)Shares purchased by the Company under the NCIB (as defined below) are recognized as a reduction to share capital equal to the average carrying value of the common shares. Any difference between the aggregate purchase price and the average carrying value of the common shares is recorded in retained earnings (deficit).
B. Normal Course Issuer Bid (NCIB) Program
The effects of the Company's purchase and cancellation of common shares during the period are as follows:

6 months ended June 30	2025	2024
Total shares purchased(1)	1,932,800	9,537,200
Average purchase price per share	12.42	9.54
Total cost ($ millions)	24	91
Book value of shares cancelled	20	104
Amount recorded in deficit	(4)	13
(1)The six months ended June 30, 2025 includes $214 thousand of tax on share buybacks (June 30, 2024 — $2 million) on the fair value of the shares repurchased.
(2)The six months ended June 30, 2025 includes nil shares (June 30, 2024 — 100,000 shares) that were repurchased but were not cancelled due to timing differences between the transaction date and settlement date. As a result, nil (June 30, 2024 — $1 million) was paid subsequent to period end.
On May 27, 2025, the Company announced that it had received approval from the Toronto Stock Exchange to repurchase up to a maximum of 14 million common shares during the 12-month period that commenced May 31, 2025 and terminates on the earlier of May 30, 2026 or such earlier date on which the maximum number of Common Shares are purchased under the NCIB or the NCIB is terminated at the Company’s election. Any common shares purchased under the NCIB will be cancelled.
C. Dividends
On July 29, 2025, the Company declared a quarterly dividend of $0.065 per common share, payable on Oct. 1, 2025. There have been no other transactions involving common shares between the reporting date and the date of completion of these condensed consolidated financial statements.

F30	TransAlta Corporation

17. Preferred Shares
Issued and Outstanding
All preferred shares issued and outstanding are non-voting cumulative redeemable fixed or floating rate first preferred shares.

	June 30, 2025		Dec. 31, 2024
Series(1)	Number of shares (millions)	Amount	Number of shares (millions)	Amount
Series A	9.6	235	9.6	235
Series B	2.4	58	2.4	58
Series C	10.0	243	10.0	243
Series D	1.0	26	1.0	26
Series E	9.0	219	9.0	219
Series G	6.6	161	6.6	161
Issued and outstanding, end of period	38.6	942	38.6	942
(1)The Series I Preferred Shares are accounted for as long-term debt.
On July 29, 2025, the Company declared a quarterly dividend of $0.17981 per share on the Series A preferred shares, $0.29453 per share on the Series B preferred shares, $0.36588 per share on the Series C preferred shares, $0.36195 per share on the Series D preferred shares, $0.43088 per share on the Series E preferred shares and $0.42331 per share on the Series G preferred shares, payable on Sept. 30, 2025.
18. Commitments and Contingencies
While the Company has not incurred any additional material contractual commitments in the six months ended June 30, 2025, either directly or through its interests in joint operations and joint ventures, there were reductions to the expected future payments under the Company's long-term service agreements in the six months ended June 30, 2025.
Total revised approximate future payments under the long-term service agreements are as follows:

	2025	2026	2027	2028	2029	2030 and thereafter	Total
Long-term service agreements	31	38	35	27	13	122	266
Refer to the commitments disclosed in Note 37 of the 2024 audited annual consolidated financial statements.
Commitments
Natural Gas, Transportation and Other Contracts
The Company has natural gas transportation contracts, for a total of up to 400 terajoules (TJ) per day on a firm basis, related to the Sundance and Keephills facilities, ending in 2036 to 2038. In addition, the Company has natural gas transportation agreements for approximately 150 TJ per day for Sheerness. The Company currently expects to use approximately 160 TJ per day on average and up to approximately 450 TJ per day during peak periods, while remarketing the excess capacity.
Long-Term Service Agreements
TransAlta has various service agreements in place, primarily for inspections, repairs and maintenance that may be required on natural gas facilities and turbines at various wind facilities.

TransAlta Corporation	F31

Contingencies
TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. The Company reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Company’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Company responds as required. Refer to Note 37 of the 2024 audited annual consolidated financial statements for the current material outstanding contingencies. There were no material changes to the contingencies in the six months ended June 30, 2025.

19. Segment Disclosures
A. Description of Reportable Segments
The Company has six reportable segments as described in Note 1 of the Company's 2024 audited annual consolidated financial statements. The Gas reportable segment includes Heartland, which was acquired on Dec. 4, 2024. Refer to Note 4 of the 2024 audited annual consolidated financial statements for further details of the Heartland Generation business acquisition and preliminary purchase price allocation. There were no adjustments made to the preliminary purchase price allocation as at June 30, 2025.
The following tables provides each segment's results in the format that the TransAlta’s President and Chief Executive Officer (the chief operating decision maker) (CODM) reviews the Company's segments to make operating decisions and assess performance. The tables below show the reconciliation of the total segmented results and adjusted EBITDA to the statement of earnings reported under IFRS.
For internal reporting purpose, the earnings information from the Company's investment in Skookumchuck has been presented in the Wind and Solar segment on a proportionate basis. Information on a proportionate basis reflects the Company's share of Skookumchuck's statement of earnings on a line-by-line basis. Proportionate financial information is not and is not intended to be, presented in accordance with IFRS. Under IFRS, the investment in Skookumchuck has been accounted for as a joint venture using the equity method.

F32	TransAlta Corporation

B. Reported Adjusted Segment Earnings and Segment Assets
I. Reconciliation of Adjusted EBITDA to Earnings before Income Tax

3 months ended June 30, 2025	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	129	59	204	73	38	(67)	436	(3)	—	433
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	18	68	71	15	(2)	—	170	—	(170)	—
Decrease in finance lease receivable	—	—	7	—	—	—	7	—	(7)	—
Finance lease income	—	2	3	—	—	—	5	—	(5)	—
Revenues from Planned Divestitures	—	—	(3)	—	—	—	(3)	—	3	—
Unrealized foreign exchange gain on commodity	—	—	—	—	(2)	—	(2)	—	2	—
Adjusted revenue	147	129	282	88	34	(67)	613	(3)	(177)	433
Fuel and purchased power	7	9	106	51	—	—	173	—	—	173
Reclassifications and adjustments:
Fuel and purchased power related to Planned Divestitures	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	7	9	105	51	—	—	172	—	1	173
Carbon compliance costs (recovery)	—	1	(8)	—	—	(67)	(74)	—	—	(74)
Adjusted gross margin	140	119	185	37	34	—	515	(3)	(178)	334
OM&A	13	25	65	18	8	45	174	(1)	—	173
Reclassifications and adjustments:
OM&A related to the Planned Divestitures	—	—	(1)	—	—	—	(1)	—	1	—
ERP integration costs	—	—	—	—	—	(6)	(6)	—	6	—
Acquisition-related transaction and restructuring costs	—	—	—	—	—	(1)	(1)	—	1	—
Adjusted OM&A	13	25	64	18	8	38	166	(1)	8	173
Taxes, other than income taxes	1	5	5	—	—	1	12	—	—	12
Net other operating income	—	—	(12)	—	—	—	(12)	—	—	(12)
Adjusted EBITDA(2)	126	89	128	19	26	(39)	349
Depreciation and amortization										(150)
Equity income										1
Interest income										6
Interest expense										(88)
Foreign exchange loss										(17)
Finance lease income										5
Asset impairment charges										(13)
Loss before income taxes										(95)
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)Adjusted EBITDA is not defined, has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

TransAlta Corporation	F33

3 months ended June 30, 2024	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	99	112	284	79	47	(34)	587	(5)	—	582
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	1	8	10	(14)	1	—	6	—	(6)	—
Decrease in finance lease receivable	—	—	5	—	—	—	5	—	(5)	—
Finance lease income	—	2	2	—	—	—	4	—	(4)	—
Unrealized foreign exchange gain on commodity	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted revenues	100	122	300	65	48	(34)	601	(5)	(14)	582
Fuel and purchased power	3	8	97	46	—	—	154	—	—	154
Carbon compliance costs (recovery)	—	—	26	—	—	(34)	(8)	—	—	(8)
Adjusted gross margin	97	114	177	19	48	—	455	(5)	(14)	436
OM&A	13	24	42	15	9	42	145	(1)	—	144
Reclassifications and adjustments:
Acquisition-related transaction and restructuring costs	—	—	—	—	—	(4)	(4)	—	4	—
Adjusted OM&A	13	24	42	15	9	38	141	(1)	4	144
Taxes, other than income taxes	1	4	3	2	—	—	10	(1)	—	9
Net other operating income	—	(2)	(10)	—	—	—	(12)	—	—	(12)
Adjusted EBITDA(2)(3)	83	88	142	2	39	(38)	316	—	—	—
Depreciation and amortization										(131)
Equity income										3
Interest income										8
Interest expense										(80)
Foreign exchange loss										(1)
Finance lease income										4
Asset impairment charges										(5)
Gain on sale of assets										1
Earnings before income taxes										94
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)Adjusted EBITDA is not defined, has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.
(3)During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions and Australian interest income. Therefore, the Company has applied this composition to all previously reported periods.

F34	TransAlta Corporation

6 months ended June 30, 2025	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	215	166	594	227	65	(66)	1,201	(10)	—	1,191
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(3)	104	39	14	(1)	—	153	—	(153)	—
Decrease in finance lease receivable	—	1	14	—	—	—	15	—	(15)	—
Finance lease income	—	3	8	—	—	—	11	—	(11)	—
Revenues from Planned Divestitures	—	—	(7)	—	—	—	(7)	—	7	—
Unrealized foreign exchange gain on commodity	—	—	—	—	(2)	—	(2)	—	2	—
Adjusted revenue	212	274	648	241	62	(66)	1,371	(10)	(170)	1,191
Fuel and purchased power	11	19	269	149	—	2	450	—	—	450
Reclassifications and adjustments:
Fuel and purchased power related to Planned Divestitures	—	—	(3)	—	—	—	(3)	—	3	—
Adjusted fuel and purchased power	11	19	266	149	—	2	447	—	3	450
Carbon compliance costs (recovery)	—	2	41	—	—	(68)	(25)	—	—	(25)
Adjusted gross margin	201	253	341	92	62	—	949	(10)	(173)	766
OM&A	26	54	124	35	15	94	348	(2)	—	346
Reclassifications and adjustments:
OM&A related to the Planned Divestitures	—	—	(3)	—	—	—	(3)	—	3	—
ERP integration costs	—	—	—	—	—	(10)	(10)	—	10	—
Acquisition-related transaction and restructuring costs	—	—	—	—	—	(5)	(5)	—	5	—
Adjusted OM&A	26	54	121	35	15	79	330	(2)	18	346
Taxes, other than income taxes	2	10	10	1	—	1	24	—	—	24
Net other operating income	—	(4)	(22)	—	—	—	(26)	—	—	(26)
Reclassifications and adjustments:
Insurance recovery	—	2	—	—	—	—	2	—	(2)	—
Adjusted net other operating income	—	(2)	(22)	—	—	—	(24)	—	(2)	(26)
Adjusted EBITDA(2)	173	191	232	56	47	(80)	619
Depreciation and amortization										(296)
Equity income										3
Interest income										11
Interest expense										(181)
Foreign exchange loss										(21)
Finance lease income										11
Fair value change in contingent consideration										34
Asset impairment charges										(28)
Loss on sale of assets and other										(1)
Loss before income taxes										(46)
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)Adjusted EBITDA is not defined, has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

TransAlta Corporation	F35

6 months ended June 30, 2024	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	211	251	717	296	99	(34)	1,540	(11)	—	1,529
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(4)	(13)	(81)	(20)	(2)	—	(120)	—	120	—
Decrease in finance lease receivable	—	1	9	—	—	—	10	—	(10)	—
Finance lease income	—	3	3	—	—	—	6	—	(6)	—
Unrealized foreign exchange gain on commodity	—	—	(2)	—	—	—	(2)	—	2	—
Adjusted revenues	207	242	646	276	97	(34)	1,434	(11)	106	1,529
Fuel and purchased power	9	17	239	212	—	—	477	—	—	477
Carbon compliance costs (recovery)	—	—	66	—	—	(34)	32	—	—	32
Adjusted gross margin	198	225	341	64	97	—	925	(11)	106	1,020
OM&A	26	44	88	33	19	70	280	(2)	—	278
Reclassifications and adjustments:
Acquisition-related transaction and restructuring costs	—	—	—	—	—	(7)	(7)	—	7	—
Adjusted OM&A	26	44	88	33	19	63	273	(2)	7	278
Taxes, other than income taxes	2	8	6	2	—	—	18	(1)	—	17
Net other operating income	—	(4)	(20)	—	—	—	(24)	—	—	(24)
Adjusted EBITDA(2)(3)	170	177	267	29	78	(63)	658
Depreciation and amortization										(255)
Equity income										4
Interest income										15
Interest expense										(149)
Foreign exchange loss										(6)
Finance lease income										6
Asset impairment charges										(6)
Gain on sale of assets										3
Earnings before income taxes										361
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)Adjusted EBITDA is not defined, has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.
(3)During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions and Australian interest income. Therefore, the Company has applied this composition to all previously reported periods.

F36	TransAlta Corporation

20. Related-Party Transactions
Transactions with Associates
In connection with the exchangeable securities issued to Brookfield, the Investment Agreement entitles Brookfield to nominate two directors to the TransAlta Board. This allows Brookfield to participate in the financial and operating policy decisions of the Company, and as such, they are considered associates of the Company.
The Company may, in the normal course of operations, enter into transactions on market terms with associates that have been measured at exchange value and recognized in the condensed consolidated financial statements, including power purchase and sale agreements, derivative contracts and asset management fees. Transactions and balances between the Company and associates do not eliminate. Refer to Note 26 and 36 of the 2024 audited annual consolidated financial statements.
Transactions with Brookfield include the following:

	3 months ended June 30		6 months ended June 30
	2025	2024	2025	2024
Power sales	21	10	49	31
21. Subsequent Events
Credit Facility Extension
On July 16, 2025, the Company executed agreements to extend committed credit facilities totalling $2.1 billion with a syndicate of lenders. The revised agreements extend the maturity dates of the syndicated credit facility from June 30, 2028 to June 30, 2029 and the bilateral credit facilities from June 30, 2026 to June 30, 2027.

TransAlta Corporation	F37